Exhibit 99.1

Nomad Foods Reports First Quarter 2019 Financial Results

Company Reiterates 2019 Adjusted EBITDA Guidance
FELTHAM, England - May 9, 2019 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three month period ended March 31, 2019. Key operating highlights and financial performance for the first quarter 2019, when compared to the first quarter 2018, include:

•	Reported revenue increased 15% to €618 million

•	Organic revenue growth of 0.9%

•	Reported Profit for the period of €22 million

•	Adjusted EBITDA increased 18% to €122 million

•	Adjusted EPS increased 14% to €0.40
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “We achieved strong performance during the first quarter and are on pace to deliver another year of revenue and Adjusted EBITDA growth in line with our long-term growth algorithm. Organic revenue growth of 0.9% was achieved despite a later Easter this year, reflecting our ability to consistently execute against our growth model. Strategic focus on our core categories continues to drive market share gains and favorable mix. Overall, we are pleased with our start to the year and are well positioned to continue the solid momentum throughout 2019 and beyond.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “First quarter results reinforce the sustainability of the Nomad Foods business model, now in its third consecutive year of organic revenue growth and market share gains. The team continues to execute at a high level while successfully navigating a dynamic packaged food backdrop. We ended the quarter with a sizable cash position due to strong free cash generation and a successful equity offering completed in late March. The combination of solid operating momentum and a well-capitalized balance sheet puts us in a position of strength as we pursue our organic and acquisitive growth ambitions."
First Quarter of 2019 results compared to the First Quarter of 2018

•	Revenue increased 14.6% to €618 million. Organic revenue growth of 0.9% was comprised of 4.1% growth in price and a 3.2% decline in volume/mix. Revenue growth benefited 13.8% from acquisitions.

•
Gross profit increased 11% to €191 million. Gross margin declined 90 basis points to 30.9% as positive mix and pricing and promotional efficiencies were offset by cost of goods inflation and acquisition mix.

•
Adjusted operating expenses increased 9% to €85 million primarily due to inclusion of acquisitions. As a percentage of revenues, Adjusted operating expenses improved from 14.5% to 13.8% reflecting acquisition synergies, expense discipline and phasing. Advertising and promotion expense increased 6% to €32 million while Indirect expense increased 11% to €54 million.

•	Adjusted EBITDA increased 18% to €122 million, which included a benefit of €4.3 million related to IFRS 16.

•
Adjusted Profit after tax increased 14% to €71 million, reflecting Adjusted EBITDA growth, higher finance costs and a lower effective tax rate. The impact of IFRS 16 reduced Adjusted Profit after tax by €0.7 million.

•	Adjusted EPS increased 14% to €0.40, reflecting Adjusted Profit growth. The impact of IFRS 16 was immaterial to this metric. Reported EPS declined 64% to €0.13.
IFRS 16 - Leases
As previously disclosed, Nomad Foods has adopted IFRS 16, a new standard on lease accounting which requires certain operating leases to be capitalized on the balance sheet effective January 1, 2019. Based on the adoption method selected by the Company, prior year results have not been restated to reflect the new standard.
2019 Guidance
The Company is reiterating 2019 guidance of approximately €420 to €430 million Adjusted EBITDA. Adjusted EPS is now expected to be in the range of €1.18 to €1.22 per share, reflecting a higher share count as a result of the March 2019 equity offering. Full year guidance continues to assume organic revenue growth at a low-single digit percentage range.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Thursday, May 9, 2019 at 1:30 p.m. GMT time (8:30 a.m. Eastern time). Investors interested in participating in the live call can dial +1-800-263-0877 from the U.S. International callers can dial +1-646-828-8143.

In addition, the call will be broadcast live over the Internet hosted at the “Investor Relations” section of the Company’s website at http://www.nomadfoods.com. The webcast will be archived for 30 days.  A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 9138035.

Nomad Foods Contacts
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros
Gladstone Place Partners
+1-212-230-5930

About Nomad Foods
Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. The company's portfolio of iconic brands, which includes Birds Eye, Findus, Iglo, Aunt Bessie's and Goodfella's, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three months ended March 31, 2019 and for comparative purposes, the three months ended March 31, 2018.

Adjusted financial information for the three months ended March 31, 2019 and 2018 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment expenses and related employer payroll taxes, non-operating M&A related costs, acquisition purchase price adjustments, exceptional items and foreign currency exchange charges/gains.

EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted

EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue for the three months ended March 31, 2019 and 2018 presented in this press release reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, chart of account (“CoA”) alignments, trading day impacts or any other event that artificially impact the comparability of our results.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 7 to 10, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three months ended March 31, 2019 and March 31, 2018

	Three months ended March 31, 2019	Three months ended March 31, 2018
	€m	€m
Revenue	617.8	539.2
Cost of sales	(427.1)	(367.9)
Gross profit	190.7	171.3
Other operating expenses	(89.4)	(82.8)
Exceptional items	(46.6)	(1.5)
Operating profit	54.7	87.0
Finance income	1.6	6.2
Finance costs	(16.4)	(12.3)
Net financing costs	(14.8)	(6.1)
Profit before tax	39.9	80.9
Taxation	(17.6)	(18.5)
Profit for the period	22.3	62.4

Attributable to:
Equity owners of the parent	22.4	62.4
Non-controlling interests	(0.1)	—
	22.3	62.4

Basic earnings per share
Profit for the period attributable to equity owners of the parent	22.4	62.4
Weighted average shares outstanding in millions	178.4	175.5
Basic earnings per share in €	0.13	0.36

Diluted earnings per share
Profit for the period in attributable to equity owners of the parent	22.4	62.4
Weighted average shares outstanding in millions	178.4	175.5
Diluted earnings per share in €	0.13	0.36

Nomad Foods Limited As Reported
Statements of Financial Position
As at March 31, 2019 (unaudited) and December 31, 2018 (audited)

	As at March 31, 2019	As at December 31, 2018
	€m	€m
Non-current assets
Goodwill	1,861.0	1,861.0
Intangibles	2,085.8	2,087.2
Property, plant and equipment	427.6	348.8
Other receivables	2.5	2.6
Derivative financial instruments	24.2	35.7
Deferred tax assets	73.0	68.7
Total non-current assets	4,474.1	4,404.0
Current assets
Cash and cash equivalents	753.2	327.6
Inventories	339.5	342.5
Trade and other receivables	190.6	173.9
Indemnification assets	35.4	79.4
Derivative financial instruments	10.9	13.4
Total current assets	1,329.6	936.8
Total assets	5,803.7	5,340.8
Current liabilities
Trade and other payables	574.7	571.6
Current tax payable	206.6	201.2
Provisions	37.8	44.3
Loans and borrowings	40.8	21.4
Derivative financial instruments	4.0	1.5
Total current liabilities	863.9	840.0
Non-current liabilities
Loans and borrowings	1,855.1	1,742.9
Employee benefits	213.9	200.6
Trade and other payables	0.7	1.3
Provisions	6.1	69.4
Derivative financial instruments	27.0	35.4
Deferred tax liabilities	391.3	392.1
Total non-current liabilities	2,494.1	2,441.7
Total liabilities	3,358.0	3,281.7
Net assets	2,445.7	2,059.1
Equity attributable to equity holders
Share capital	—	—
Capital reserve	2,094.1	1,748.5
Share based compensation reserve	11.5	9.4
Founder Preferred Share Dividend reserve	370.1	372.6
Translation reserve	89.5	88.8
Cash flow hedging reserve	4.9	8.5
Accumulated deficit reserve	(123.5)	(167.9)
Equity attributable to owners of the parent	2,446.6	2,059.9
Non-controlling interests	(0.9)	(0.8)
Total equity	2,445.7	2,059.1

Nomad Foods Limited As Reported
Statements of Cash Flows (unaudited)
For the three months ended March 31, 2019 and the three months ended March 31, 2018

	For the three months ended March 31, 2019	For the three months ended March 31, 2018
	€m	€m
Cash flows from operating activities
Profit for the period	22.3	62.4
Adjustments for:
Exceptional items	46.6	1.5
Share based payment expense	3.4	2.2
Depreciation and amortization	16.6	10.0
Loss on disposal of property, plant and equipment	—	0.1
Finance costs	16.4	12.3
Finance income	(1.6)	(6.2)
Taxation	17.6	18.5
Operating cash flow before changes in working capital, provisions and exceptional items	121.3	100.8
Increase in inventories	6.6	19.6
Increase in trade and other receivables	(24.2)	(25.1)
Increase/(decrease) in trade and other payables	4.9	(5.3)
Increase in employee benefits and other provisions	1.2	0.1
Cash generated from operations before tax and exceptional items	109.8	90.1
Cash flows relating to exceptional items	(5.4)	(6.0)
Tax paid	(3.6)	(2.6)
Net cash generated from operating activities	100.8	81.5
Cash flows from investing activities
Contingent consideration for purchase of Lutosa brand	(1.5)	—
Purchase of property, plant and equipment	(5.8)	(3.7)
Purchase of intangibles	(0.4)	(1.1)
Cash used in investing activities	(7.7)	(4.8)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	353.6	—
Share issuance costs	(11.2)	—
Issuance of new loan principal	—	100.4
Repayment of loan principal	(1.2)	—
Payment of lease liabilities	(5.1)	—
Cash paid related to factored receivables	(2.6)	—
Proceeds on settlement of derivatives	5.0	3.7
Interest paid	(8.6)	(7.1)
Interest received	0.8	—
Net cash provided by financing activities	330.7	97.0
Net increase in cash and cash equivalents	423.8	173.7
Cash and cash equivalents at beginning of period	327.6	219.2
Effect of exchange rate fluctuations	1.8	0.9
Cash and cash equivalents at end of period	753.2	393.8

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
Reconciliation of Non-IFRS Financial Measures
The following table reconciles adjusted financial information for the Three months ended March 31, 2019 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended March 31, 2019

€ in millions, except per share data	As reported for the three months ended March 31, 2019	Adjustments		As adjusted for the three months ended March 31, 2019
Revenue	617.8	—		617.8
Cost of sales	(427.1)	—		(427.1)
Gross profit	190.7	—		190.7
Other operating expenses	(89.4)	4.2	(a)	(85.2)
Exceptional items	(46.6)	46.6	(b)	—
Operating profit	54.7	50.8		105.5
Finance income	1.6	(0.8)		0.8
Finance costs	(16.4)	(0.2)		(16.6)
Net financing costs	(14.8)	(1.0)	(c)	(15.8)
Profit before tax	39.9	49.8		89.7
Taxation	(17.6)	(1.2)	(d)	(18.8)
Profit for the period	22.3	48.6		70.9

Profit attributable to:
Equity owners of the parent	22.4	48.6		71.0
Non-controlling interests	(0.1)	—		(0.1)
	22.3	48.6		70.9

Weighted average shares outstanding in millions - basic	178.4			178.4
Basic earnings per share	0.13			0.40
Weighted average shares outstanding in millions - diluted	178.4			178.4
Diluted earnings per share	0.13			0.40

(a)	Adjustment to add back share based payment charge including employer payroll taxes.

(b)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(c)	Adjustment to eliminate €0.8 million of non-cash foreign exchange translation gains and €0.2 million of foreign exchange gains on derivatives.

(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the three months ended March 31, 2018 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended March 31, 2018

€ in millions, except per share data	As reported for the three months ended March 31, 2018	Adjustments		As adjusted for the three months ended March 31, 2018
Revenue	539.2	—		539.2
Cost of sales	(367.9)	—		(367.9)
Gross profit	171.3	—		171.3
Other operating expenses	(82.8)	4.7	(a)	(78.1)
Exceptional items	(1.5)	1.5	(b)	—
Operating profit	87.0	6.2		93.2
Finance income	6.2	(6.1)		0.1
Finance costs	(12.3)	(0.9)		(13.2)
Net financing costs	(6.1)	(7.0)	(c)	(13.1)
Profit before tax	80.9	(0.8)		80.1
Taxation	(18.5)	0.5	(d)	(18.0)
Profit for the period	62.4	(0.3)		62.1
Weighted average shares outstanding in millions - basic	175.5			175.5
Basic earnings per share	0.36			0.35
Weighted average shares outstanding in millions - diluted	175.5			175.5
Diluted earnings per share	0.36			0.35

(a)	Adjustment to add back share based payment charge including employer payroll taxes and non-operating M&A related costs.

(b)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(c)	Adjustment to eliminate €1.1 million of non-cash foreign exchange translation gains and €5.9 million foreign exchange gains on derivatives.

(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
Reconciliation of Profit for the period to EBITDA and Adjusted EBITDA (unaudited)

	Three months ended
€ in millions	March 31, 2019	March 31, 2018
Profit for the period	22.3	62.4
Taxation	17.6	18.5
Net financing costs	14.8	6.1
Depreciation	14.6	8.5
Amortization	2.0	1.5
EBITDA	71.3	97.0
Exceptional items(a)	46.6	1.5
Other adjustments (b)	4.2	4.7
Adjusted EBITDA	122.1	103.2

Revenue	617.8	539.2
Adjusted EBITDA margin	19.8%	19.1%

(a)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(b)
Other adjustments represents the elimination of share-based payment charges including employer payroll taxes for the three month period to March 31, 2019 of €4.2 million (2018: €2.2 million) and elimination of non-operating M&A related costs for the three month period to March 31, 2019 of nil (2018: €2.5 million).

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth
Year on Year Growth - three months ended March 31, 2019 compared with March 31, 2018:

Three Months Ended March 31, 2019
YoY Growth
Reported Revenue Growth	14.6%

Of which:
Organic Revenue Growth	0.9%
Acquisitions	13.8%
Translational FX (a)	(0.1)%
Total	14.6%

(a)
Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding (i) 2019 revenue and Adjusted EBITDA growth in relation to the Company’s long-term growth algorithm and the Company’s positioning to continue its momentum in 2019; (ii) drivers of market share gains and favorable mix; (iii) the Company’s growth ambitions; and (iv) the Company’ guidance with respect to Adjusted EBITDA and Adjusted EPS. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) economic conditions, competition and other risks that may affect the Company’s future performance; (ii) the risk that securities markets will react negatively to actions by the Company; (iii) the ability to recognize the anticipated benefits to the Company of strategic initiatives; (iv) the successful completion of strategic acquisitions; (v) changes in applicable laws or regulations; and (vi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.